John Hancock Asset-Based Lending Fund

200 Berkeley Street

Boston, MA 02116

April 6, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Christopher R. Bellacicco

Re:     John Hancock Asset-Based Lending Fund - File Nos. 333-260182, 811-23748

Dear Mr. Bellacicco:

On behalf of the John Hancock Asset-Based Lending Fund (the “Fund”), we submit this letter in response to comments received by telephone on March 4, 2022, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to prior correspondence filed on February 23, 2022 (the “Prior Comments”) in connection with the initial registration statement on Form N-2 for the Fund filed with the SEC on October 12, 2021, accession no. 0001133228-21-005275 (the “Registration Statement”).

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the registration statement.

GENERAL

PROSPECTUS

Page 2 – Investment Strategies

1.	In response to Comment 5 of the Prior Comments, the Fund indicated as follows:

“Except for RMBS, CMBS, CLOs, ABS and CMOs, which as disclosed in the Fund’s registration statement may range from most senior (AAA-rated) to most subordinate (BB-rated, B-rated and equity), most loans and investments are not rated. If a loan or investment is rated, it will usually be rated by S&P, Moody’s, Fitch, Kroll or DBRS Morningstar, and

April 6, 2022

may be rated below investment-grade. Disclosure regarding the ratings of each of these rating agencies will be included in the Statement of Additional Information.”

Please also disclose this range of ratings and that most loans and investments are not rated in the investment section on page 2 of the Registration Statement.

Response: This change will be made.

Page 10 – Lending Risk

2.	In response to Comment 14.a. of the Prior Comments, the Fund disclosed that there will be no limits with respect to loan origination by the Fund other than: (i) the diversification limits of the Investment Company Act of 1940, as amended; and (ii) the restrictions on investments involving the Marathon Asset Management LP’s (the “Subadvisor’s”) affiliates (e.g., securitizations where the Subadvisor is sponsor). Please add disclosure to this effect in the appropriate section.

Response: This change will be made

3.	In response to Comment 14.e. of the Prior Comments, the Fund disclosed that it does not currently intend to establish its own lending platform but reserves the right to do so in the future. Please acknowledge that the Staff requests to review any disclosure relating to any lending platform that may be established in the future prior to the use of any such lending platform.

Response: Supplementally, the Fund acknowledges that the Staff has requested to review any disclosure relating to any lending platform that the Fund may establish in the future prior to the Fund using such a lending platform.

Page 32 – The Subadvisory Agreement

4.	The Staff re-issues Comment 44 of the Prior Comments and requests that the Fund please disclose the advisory fee rate paid to the Subadvisor. See Item 20.1.c. of Form N-2, which requires a registrant to furnish, with respect to each investment adviser, the method of computing the advisory fee payable by the registrant.

Response: The requested changes will be made. However, John Hancock Investment Management LLC, the investment adviser to the Fund, continues its long-standing belief, as previously discussed with the Staff in connection with many past filings by other John Hancock Funds, that such a disclosure is not required under the plain language of the instruction provided under either Item 19(a)(3) of Form N-1A or Item 20.1.c.of Form N-2 and reserves the right to continue to take this position with respect to any future filings by John Hancock Funds.

[SIGNATURE PAGE FOLLOWS]

April 6, 2022

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If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Gosko@klgates.com or at (617) 261-3163 or me at bseel@jhancock.com.

Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel

cc:	Mark Goshko, Esq.
George Zornada, Esq.
Pablo Man, Esq.